NEWS RELEASE 06-26	August 16, 2006

FRONTEER’S AURORA INTERSECTS 0.25% U3O8 OVER 15 METRES AT WHITE BEAR LAKE,
LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU-Toronto Stock Exchange) in which Fronteer holds a 49.3% interest, drill tested a zone of outcropping uranium mineralization at White Bear Lake and returned 0.25% U3O8 over 15 metres - starting at surface in drill hole WB-06-01. This hole was then undercut by 50 metres in a subsequent drill hole WB-06-02, which returned 0.16% over 5.0 metres.

“These White Bear Lake results are significant,” says Dr. Mark O’Dea, President and CEO of Aurora. “They further demonstrate the widespread distribution of near surface high-grade uranium mineralization in this emerging Canadian district, which clearly has the potential to host multiple deposits.” The White Bear Lake Target is a 3,000 metre long discontinuous radiometric anomaly, characterized by intermittent uranium-bearing outcrops. It is situated approximately 20 kilometers to the east of Michelin and 10 kilometers to the southwest of Jacques Lake. Please use the following links for more information:

For a drill location map of White Bear Lake http://www.aurora-energy.ca/i/misc/AN06-13drillwbear.jpg
For a regional map of the White Bear Lake area http://www.aurora-energy.ca/i/misc/AN06-13wbear.jpg

Aurora’s Phase One program on this target consisted of four shallow drill holes in the vicinity of outcropping uranium mineralization and historical drilling. Based on Aurora’s encouraging initial results, a more comprehensive follow-up drill program is scheduled for September at White Bear Lake.

Results from Aurora’s first four holes drilled at White Bear are as follows:

Hole ID	From	To	%U3O8	Interval
WB-06-01	4.3	19.3	0.25	15.0
WB-06-02	54.0	59.0	0.16	5.0
WB-06-03	NSV
WB-06-04	66.0	67.0	0.10	1.0

White Bear Lake has been the subject of one historical drilling campaign carried out by Brinex in 1977. Of 17 historical holes completed by Brinex, seven intersected encouraging bedrock uranium mineralization. WB-06-01 was drilled to test historical hole 77-7, which had returned a grade of 0.25% over 14.5 metres, and had never been followed up or undercut. The orientation of mineralized zones at White Bear is interpreted to be sub-vertical and stated widths are approximately 90% of true widths.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$350 million. Fronteer has approximately US$48 million in the treasury.

For further information on Fronteer please contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Dr. Rick Valenta, Ph.D., P. Geo., VP Exploration and COO for Fronteer Development Group Inc. (“Fronteer”) is the designated Qualified Person for Fronteer. Drill core was prepared and analyzed for Aurora Energy Resources Inc. in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.
Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.